1585 Broadway
New York, New York 10036

CONFIDENTIAL TREATMENT OF CERTAIN

DESIGNATED PORTIONS OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN STANLEY. SUCH

CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS

INDICATED BY [*] IN THE TEXT, AND SUBMITTED

TO THE COMMISSION.

December 21, 2006

Mr. Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended November 30, 2005

File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of November 28, 2006 concerning its Form 10-K for the fiscal year ended November 30, 2005 (the “filing”). For your convenience, we have restated your comments below.

Consolidated Statements of Income, page 109

Comment:

1.	We note your response to prior comments 1 and 2 of our letter dated August 28, 2006, including your proposed disclosures. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your representation of the results of your operations at this time.

Response:

We appreciate your input on this matter.

Consolidated Statements of Cash Flows, page 111

Comment:

2.	We have reviewed your response to our previous comment 2. Paragraph 8(a) of SOP 01-6 states that receivables may be classified as held for investment only if management has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. Please tell us the following information:

•	You state that you randomly select credit card receivables for securitization purposes. Given your history of securitizations within this portfolio, and your reliance on these securitizations for liquidity purposes, please tell us in detail how you determined that at origination, you were able to determine that you had the positive intent to hold any one particular credit card receivable to maturity.

•	You state in your response that you determine a desired level of funding by utilizing a mix of funding sources including securitizations and that you perform this analysis on a quarterly basis. Please tell us in detail how you integrated your projections regarding future funding requirements into your judgment regarding your intent and ability to hold receivables for the foreseeable future.

Response:

As mentioned in our previous response letter dated October 3, 2006, we consider our owned and securitized credit card loans together on a total “managed” basis for various purposes. This total managed portfolio consists of the following two parts:

(i)	Owned loans—Loans still owned by the Company that are reported on our balance sheet and funded by on-balance-sheet funding sources, and

(ii)	Securitized loans—Loans that have already been securitized, and so are not reported on our balance sheet and are funded by off-balance-sheet sources.

The bulk of securitized loans (ranging from 88% to 94% for fiscal years 2003 – 2005) arise from originations on accounts that are already part of the securitized group and therefore do not involve the sale of owned loans from our balance sheet.

In contrast, only a small portion of loans is transferred from owned loans on our balance sheet to the securitization trusts. This is demonstrated in the attached table. The top section of the table shows the quarterly change in the level of securitized loans by starting with the beginning balance of outstanding Asset-Backed Securities (ABS) issued by our primary securitization trust in the top line and then showing the net securitization issuances by the trust for each quarter, which are equal to the total issuances less maturities during the quarter. In the quarters with a positive net securitization issuance amount, that amount represents the balance of loans transferred from owned loans into the securitization trust. In the middle and bottom sections, the percentage of net issuances to loan originations from the prior quarter and to the total owned loan balance is shown.

The table shows that, on average, the amount of owned loans sold each quarter into the securitization trust is insignificant in relation to owned loans held at the end of the prior quarter and in relation to originations on owned loans in the prior quarter. In fact, in many quarters there was no need to sell any owned loans from our balance sheet into the securitization trust because the ABS issued by this trust were supported entirely through originations related to the securitized loans.

We believe that the determination of the appropriate balance sheet classification of loans should be based on management’s intentions and expectations for the loans in existence at the balance sheet date. The relative infrequency of sales of owned loans into the securitization trust coupled with the short average life of the credit card loans (approximately 6 months on average) means that loans existing at any balance sheet date may be paid off and replaced with new originations before an actual sale of the loans into the trust occurs. This supports our opinion that it is probable that loans currently on our balance sheet will not be sold and fulfills the criterion in paragraph 8(a) of AICPA Statement of Position 01-6 (“SOP 01-6”), which states that loans receivable are classified as “held for investment” to the extent that “management has the intent and ability to hold for the foreseeable future or until maturity or payoff.”

We further note that an analysis is performed each quarter to determine whether a portion of the owned loan balance needs to be subsequently reclassified as held-for-sale. The issuances and maturities related to the securitized portfolio (see the top section of the attached table for reference) are forecasted and the resulting amount of forecasted net securitization issuances, if any, is reclassified as held-for-sale. The loans classified as held-for-sale are carried at the lower of cost or fair value on our balance sheet, pursuant to SOP 01-6, paragraph 8(c). However, the cash flows associated with these loans are not reclassified as operating cash flows in our statement of cash flows, pursuant to paragraph 9 of SFAS 102, Statement of Cash Flows—Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale (“SFAS-102”): “if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.”

An analysis of our funding process and history further support our conclusion that the owned loans are appropriately classified as held for investment. On an overall firmwide basis, credit card securitizations have constituted only a limited portion of our debt funding. For example, ABS as a percentage of the total of ABS, deposits and long-term borrowings ranged from only 16% to 21% at fiscal years ended 2004 – 2005.

[*] CONFIDENTIAL TREATMENT
REQUESTED BY MORGAN STANLEY

With specific regards to our asset and liability management process for credit card loans, we perform this analysis on a total managed portfolio basis. Funding for the total managed portfolio is derived from a variety of sources that can be broadly grouped into four categories: asset-backed securities, bank deposits, unsecured debt and equity.

Our targeted and actual mix between off- and on-balance sheet funding sources for the overall managed credit card portfolio has remained at a relatively consistent level over time. The first line of the attached table demonstrates that the amount of ABS funding has remained relatively constant over the three-year period ended November 30, 2005. At the same time, we note that the securitized portion of the portfolio is mostly “self-generating,” as mentioned earlier, in that the loans going into the trust mostly arise from accounts that have already been securitized. To the extent these trends continue, we believe our expectation that loans owned at the balance sheet date will not be sold is appropriate.

Further evidence of the fact that we do not intend or expect to sell our on-balance-sheet loans to fund them is reflected in the fact that the average maturities of our other funding sources are significantly in excess of the life of the average credit card receivable. For example, at November 30, 2005, the weighted average maturity of bank deposits and unsecured debt was [*] months whereas the average maturity for credit card loans was approximately 6 months. The maturity profile of the on-balance sheet liabilities is carefully managed so that we have the ability to hold the owned loans to payoff in accordance with our intent, and are therefore not reliant on ABS to fund the on-balance-sheet loans.

Taking all of the above into consideration, we believe that, at origination, we can appropriately assert our positive intent and ability to hold our credit card loans to payoff.

Financial Instruments Used for Asset and Liability Management, page 116

Comment:

3.	Please refer to our previous comment 4. For the fair value hedges for which you utilize the shortcut method of hedge accounting related to the Long Term Borrowings – Senior Debt, please tell us the terms of both the call option embedded in your callable debt and the mirror image call option contained in your swap, including the maturity, strike price, and related notional amounts. Additionally, please tell us if the premium for the call feature contained in the debt is paid via an adjustment over the life of the borrowing, or upon call of the debt.

Response:

We have one callable debt issuance included in our shortcut fair value hedge program related to long-term senior debt. The terms of the call option embedded in the debt and the terms of the mirror image call option contained in the related swap match and are as follows:

	Debt Call Option	Swap Call Option
Notional	JPY 5,000,000,000	JPY 5,000,000,000

Holder of option	Morgan Stanley	Counterparty

Inception of contract	3/2/2004	3/2/2004

Exercise dates	Any March 2 or September 2, starting 3/2/2011	Any March 2 or September 2, starting 3/2/2011

Maturity	3/2/2034	3/2/2034

Strike price	100% of contractual amounts due	100% of contractual amounts due

Premium	Paid through life of contract through interest terms	Paid through life of contract through interest terms

Given that the terms of the debt and the swap match, we believe that we have met all the conditions of paragraph 68 of FAS 133 to assume no hedge ineffectiveness.

*        *        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-4508 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ David H. Sidwell
David H. Sidwell
Chief Financial Officer

cc:	Rebekah Moore, Securities & Exchange Commission

Greg Weaver, Deloitte & Touche, LLP

James V. Schnurr, Deloitte & Touche, LLP

[*] CONFIDENTIAL TREATMENT

                    REQUESTED BY MORGAN STANLEY

TABLE 1

[*]